[TEXT]
UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 13F
FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: September 30, 1999 Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one.):  [  ]  is a restatement
                                   [  ]  adds new holdings entries.
Institutional Investment Manage Filing this Report:

Name:  SEB Asset Management America Inc.
Address:  One Stamford Plaza, 10th Floor
          263 Tresser Blvd.
          Stamford, CT 06901
13F File Number: 28-99999

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct, and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Veronica Gallardo
Title:  Manager Systems/Business Admin.
Phone:  203-961-7887
Signature, Place, and Date
Veronica Gallardo  Stamford, CT  November 12, 1999

Report type (Check only one):
[X]  13F HOLDINGS REPORT
[ ]  13F NOTICE
[ ]  13F COMBINATION REPORT


List of Other Managers Reporting for this Manger:

I AM SIGINIG THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934

FORM 13F SUMMARY PAGE
REPORT SUMMARY:
Number of other included Managers:  0
Form 13F Information Table Entry Total:  9,764,685
Form 13F Information Table Value Total:  $237,302,025.15

List of Other Included Managers:
01
02
03


                                                   Value     SHARES
NAME OF ISSUER              TITLE OF CLASS  CUSIP (X$1000)   AMOUNT    SH
--------------------------  --------------  -----   -------  --------  ---
Accredo Health Inc	COM	00437v104	2559	81240	SH
Advanced Digital Info Corp	COM	007525108	3362	120880	SH
Advanced Fibre Communication	COM	00754a105	3884	174550	SH
Advantage Learning Systems Inc	COM	00757K100	5418	290890	SH
Affymetrix Inc.	COM	00826t108	1013	10290	SH
American Dental Partners Inc	COM	025353103	2143	176735	SH
Ames Dep't Stores	COM	030789507	3187	99980	SH
Antec Corp	COM	03664p105	4430	83390	SH
Asyst Technologies Inc	COM	04648X107	3231	97900	SH
BE Incorporated	COM	073309106	2568	363590	SH
Bright Horizons Family Solutio	COM	109195107	1643	105180	SH
Burr-Brown Corp	COM	122574106	3068	77670	SH
CBT Group	COM	124853300	2963	120340	SH
Cheap Tickets Inc.	COM	162672109	4311	133150	SH
Children's Place	COM	168905107	2157	81030	SH
Clarent Corp	COM	180461105	3272	64240	SH
Clarify Inc.	COM	180492100	3323	66050	SH
Clarus Corporation	COM	182707109	2603	275770	SH
Convergent Communications	COM	211914403	557	53690	SH
Copart Inc	COM	217204106	1954	106000	SH
Copper Mountain Networks Inc.	COM	217510106	2849	32515	SH
Corixa Corp.	COM	21887f100	2746	204350	SH
Corporate Executive Brd Co	COM	21988r102	6918	169775	SH
Cost Plus Inc	COM	221485105	3210	66190	SH
David's Bridal Inc.	COM	238576102	901	121160	SH
Diamond Technology Partners	COM	252762109	11313	252090	SH
Ditech Corp	COM	25500M103	3255	62000	SH
Documentum Inc	COM	256159104	4058	187640	SH
E.Piphany Inc.	COM	26881v100	10676	219000	SH
Eagle USA Airfreight Inc.	COM	270018104	3211	107260	SH
Entercom Communications Corp	COM	293639100	2979	82750	SH
ESPS Inc	COM	269129102	2335	272680	SH
Exchange Applications Inc	COM	300867108	3689	126950	SH
Gadzoox Networks Inc.	COM	362555104	2912	54050	SH
Galileo Technology Ltd	COM	M47298100	4905	196200	SH
Globespan	COM	379571102	2523	39970	SH
HI/FN Inc	COM	428358105	11614	105340	SH
Hibbett Sporting	COM	428565105	1394	85150	SH
High Speed Access Corp	COM	42979u102	2094	91280	SH
Hooper Holmes	COM	439104100	6526	254660	SH
Imclone Systems	COM	45245w109	1574	47330	SH
Invotrogen Corp	COM	46185r100	3258	96900	SH
Keynote Systems Inc.	COM	493308100	2311	92450	SH
Legato Sys	COM	524651106	3887	89160	SH
Lionbridge Technologies Inc.	COM	536252109	1831	117660	SH
MEDE AMERICA Corp	COM	584067102	3238	140770	SH
Media Metrix Inc.	COM	58440x103	4765	68190	SH
MedQuist Inc	COM	584949101	2567	76765	SH
Memberworks Inc	COM	586002107	2559	76665	SH
Mentor Corp	COM	587188103	3535	124050	SH
Molecular Devices Corp	COM	60851C107	2625	95470	SH
MTI Technology Corp	COM	553903105	2901	125770	SH
Netegrity Inc	COM	64110p107	2974	122010	SH
Netro Corp	COM	64114r109	6457	235860	SH
Optical Coating Laboratory	COM	683829105	4069	44195	SH
Orthodontic Centers of America	COM	68750P103	3403	194440	SH
Osteotech Inc.	COM	688582105	1855	136140	SH
PCORDER.COM	COM	70453h107	3599	102450	SH
Pinnacle Systems Inc	COM	723481107	2996	70710	SH
Power Integrations Inc.	COM	739276103	3134	45250	SH
Powerwave Technologies Inc	COM	739363109	4397	91190	SH
Priority Healthcare Corp-B	COM	74264t102	2883	93380	SH
Private Business Inc	COM	74267d104	1529	321900	SH
ProBusiness Services Inc	COM	742674104	636	23660	SH
QRS Corp	COM	74726X105	8763	136655	SH
Quest Education Corp.	COM	74835F102	3963	503250	SH
Radcom LTD	COM	m81865103	973	225620	SH
Radio One Inc.	COM	75040p108	1245	30000	SH
Radware Ltd.	COM	m81873107	2703	98300	SH
RF Micro Devices Inc	COM	749941100	4016	87771	SH
RSA Security Inc	COM	749719100	3557	133900	SH
Sagent Technology Inc	COM	786693101	808	85590	SH
Saleslogix Corp	COM	79466p105	3978	198920	SH
Scient Corp	COM	80864h109	6031	94230	SH
Speedfam Ipec Inc.	COM	847705100	1372	114350	SH
Steiner Leisure Limited	COM	P8744Y102	2327	93060	SH
Tekelec	COM	879101103	2965	214630	SH
Teletech Holdings Inc	COM	879939106	6388	448250	SH
TLC Laser Eye Centers Incorpor	COM	87255E108	2675	108640	SH
Triangle Pharmaceuticals Inc.	COM	89589h104	1263	65600	SH
Triquint Semiconductors	COM	89674k103	2914	50950	SH
U.S. Interactive Inc.	COM	90334m109	2419	109640	SH
Verity Inc	COM	92343c106	3086	44845	SH
Viant Corp	COM	92553n107	4863	100530	SH
Vignette Corporation	COM	926734104	4751	52500	SH
Wild Oats Markets Inc	COM	96808b107	3394	85930	SH
			295191	11029101	SH


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